EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands, except ratio amounts)

	Years Ended December 31,
	2009	2008	2007	2006	2005

(Loss) income from continuing operations before tax	$(94,230)	$439,587	$264,656	$208,633	$308,197
Share of undistributed losses from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	907	(1,418)	1,321	5,696	4,762
Amortization of capitalized interest	4,096	1,839	1,406	1,229	1,204
Interest expense	41,883	44,401	42,314	49,037	51,299
Interest portion of rental expense	8,527	8,687	7,516	4,950	3,384

(Loss) earnings	$(38,817)	$493,096	$317,213	$269,545	$368,846

Interest	$43,360	$47,354	$48,014	$52,318	$51,919
Interest portion of rental expense	8,527	8,687	7,516	4,950	3,384

Fixed Charges	$52,187	$56,041	$55,530	$57,268	$55,303

Ratio of Earnings to Fixed Charges	(0.74)	8.80	5.71	4.71	6.67